*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Booking Holdings Inc.

July 23, 2019

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Booking Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-36691

Dear Mr. Thompson:

On behalf of Booking Holdings Inc. (the “Company”), I am responding to your letter addressed to Glenn D. Fogel, Chief Executive Officer of the Company, dated June 25, 2019, relating to the Company’s Form 10-K for the year ended December 31, 2018, filed on February 27, 2019 (the “10-K”).
Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter marked by bracketed asterisks be maintained in confidence, not made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
For your convenience, I have included your comment in this response letter.

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC. CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR § 200.83 BKNG - 001

Form 10-K for Fiscal Year Ended December 31, 2018
Note 2. Summary of Significant Accounting Policies
Segment Reporting, page 83

1.
Please tell us in detail how you determined all of your operating segments or brands are properly aggregated into one reportable segment. Please be sure to address each of the aggregation criteria in ASC 280-10-50-11.

Response:

The Company submits that we determined that our operating segments are properly aggregated into one reportable segment as aggregation is consistent with the objectives and principles of ASC 280, our operating segments have similar economic characteristics and our operating segments are similar in all of the five qualitative characteristics pursuant to ASC 280-10-50-11.

Background

The Company aims to achieve its mission to help people experience the world through global leadership in online travel and restaurant reservation and related services by:

•	providing consumers with the best choices and prices at any time, in any place, on any device;

•	making it easy for people to find, book and experience their travel desires; and

•	providing platforms, tools and insights to our business partners to help them be successful.

Our Company operates with the single mission of connecting consumers wishing to make travel and related reservations with providers of travel and related services (including restaurants) around the world through our online platforms. Through one or more of our brands, consumers can: book a broad array of accommodations (including hotels, motels, resorts, homes, apartments, bed and breakfasts, hostels and other properties); make a car rental reservation or arrange for an airport taxi; make a dinner reservation; or book a cruise, flight, vacation package, tour or activity. Consumers can also use our meta-search services to easily compare travel reservation information, such as airline ticket, hotel reservation and rental car reservation information, from hundreds of online travel platforms at once. Overall, our brands do the same activities in that each of the brands provides its services through our proprietary technology solutions to connect consumers and travel service providers, online travel companies or restaurants.

We operate six primary brands:

•	Booking.com - the world’s leading brand for booking online accommodation reservations, based on room nights booked.

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC. CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR § 200.83 BKNG - 002

•
KAYAK - a leading online meta-search service allowing consumers to easily search and compare travel itineraries and prices, including airline ticket, accommodation and rental car reservation information, from hundreds of travel websites at once.

•	priceline - a leading hotel, rental car, airline ticket and vacation package online reservation service in North America.

•	agoda - a leading online accommodation reservation service catering primarily to consumers in the Asia-Pacific region.

•	Rentalcars.com - a leading online worldwide rental car reservation service.

•	OpenTable - a leading online provider of restaurant reservation and information services to consumers and restaurant reservation management and customer acquisition services to restaurants.

The significance of each of the brands to Booking Holdings’ consolidated total revenues is presented below.

Revenue % of Total
[****]
Booking Holdings	100%	100%	100%	100%

(1)
The Company adopted the new revenue standard in 2018 on a modified retrospective approach and changed the reporting of revenues from Name Your Own Price® transactions from a "gross" basis to a “net” basis. Therefore, for periods beginning after December 31, 2017, the Company no longer presents "Cost of revenues" or "Gross profit" in its Consolidated Statements of Operations. Total revenues for periods beginning after December 31, 2017 are comparable to gross profit reported in prior periods. For the purposes of this letter, the term revenue is used, even when referring to gross profit in 2017 and earlier periods.

Identification of Chief Operating Decision Maker and Operating Segments

We determined that the Chief Executive Officer of the Company is the Chief Operating Decision Maker (“CODM”) who makes key operating and strategic decisions with inputs from other members of the executive management team. We identified each primary brand as an operating segment pursuant to ASC 280-10-50-1 using the management approach based on the way that management organizes the segments within the Company for making decisions and assessing performance. In this response, our operating segments are referred to as our brands.

Aggregation of Operating Segments
ASC 280-10-50-11 states that operating segments may be aggregated (a) if aggregation is consistent with the objectives and principles of ASC 280, (b) if the operating segments have similar economic characteristics and (c) are similar in the following five qualitative characteristics: nature of services, nature of developing their product, types of customers, methods of distributing their product and similar regulatory environment.

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC. CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR § 200.83 BKNG - 003

Our analysis of the considerations laid out in ASC 280-10-50-11 is presented below. The Company believes it has appropriately aggregated its operating segments based on reasonable judgment and the intent of ASC 280.

Consistent with the Objectives and Principles of ASC 280

ASC 280-10-50-11 requires the aggregation of operating segments to be consistent with the objectives and basic principles of segment reporting outlined in ASC 280-10-10-1, which are intended to help financial statement users better understand an entity’s different types of business activities, the different economic environments in which it operates, its performance, and its prospects for future net cash flows and make more informed judgments about the entity as a whole.

Over the last two decades, our business has expanded from a single brand (priceline), operating solely in the United States, into six primary brands with headquarters around the globe, operating in more than 230 countries and territories in over 40 languages, fulfilling one unified mission of helping people experience the world. In 2018, we changed our name from The Priceline Group to Booking Holdings to more accurately align our company name with our largest business - Booking.com and connect our collective brands to a name that reflects their shared capability to help customers book amazing experiences, as well as to better reflect the truly global operation that we have become. Over the years, there have been several significant cross brand initiatives where brands work together to serve our customers and partners and this collaboration and integration is increasing in frequency and scope. [****]. Further, we continue to optimize our global operations. For example, [****]. To address the ground transportation needs of agoda’s customers while they are traveling, reservation services provided by Rentalcars.com are accessible on agoda’s website. Additionally, Glenn Fogel, the Chief Executive Officer of the Company, has recently taken on the expanded role of Chief Executive Officer of Booking.com, in part to drive more alignment, collaboration and integration across the brands. These initiatives reflect that each of our brands are operating similar businesses with the unified mission of helping people experience the world.

Booking.com contributes a significant majority of our revenues and profitability. [****]. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is a non-GAAP financial measure used by the Company to supplement the U.S. GAAP Consolidated Financial Statements. The Company uses non-GAAP financial measures for financial and operational decision-making and as a basis to evaluate performance and set targets for employee compensation programs. A reconciliation of GAAP net income to Adjusted EBITDA for the year ended December 31, 2018 is attached hereto as Appendix A. [****].

Given that Booking.com contributes the substantial portion of total revenue and profitability, the other operating segments have a limited impact on the results and trends of the Company.

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC. CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR § 200.83 BKNG - 004

As a result, separate reporting of segment information by any operating segment will not add significantly to an investor’s understanding of our business and giving too much prominence to clearly immaterial information would likely detract from an understanding of the material drivers of our business.

Similar Qualitative Characteristics

The Company analyzed the similarity of the operating segments based on the five qualitative factors below:

Nature of Services

We provide a platform for our customers (travel service providers and restaurants) to reach consumers through our internet-based services. Travel service providers and restaurants view us as an effective marketing channel because we increase their distribution channels, demand and inventory utilization in an efficient and cost-effective manner. Our travel service providers and restaurants benefit from our well-known brands and online marketing efforts, expertise in offering an excellent consumer experience through our online platforms and ability to offer their inventory in markets and to consumers that the travel service provider or restaurant may otherwise be unable or unlikely to reach. Additionally, we generally provide better rates of converting visits to travel platforms into purchases than other offline or online marketing channels. Booking.com, priceline, agoda, Rentalcars.com, KAYAK and OpenTable all provide a platform for travel service providers and restaurants to sell their products and for consumers to research and book reservation services across several travel and related verticals (air travel, accommodation services, rental car services and restaurant reservations).

The nature of the services of our brands is to facilitate online travel and related reservations between consumers and travel service providers and restaurants, regardless of whether our brands are considered meta search engines (in the case of KAYAK) or online travel companies (in the case of all other travel brands). OpenTable provides a complementary vertical to the travel space by providing a platform for restaurants to market available reservations and consumers to research and book a restaurant reservation. Our various brands contribute key capabilities for the Company to execute on its strategy to build a connected trip where we envision a frictionless customer experience that we believe will enhance loyalty in our accommodations offerings.

The similarity and comparability of the Company’s service offerings are supported by increasing collaboration between the operating segments. These cross-selling arrangements include [****] and cross-promotional arrangements between the brands, [****], Booking.com’s offering of flight search capabilities provided by KAYAK and restaurant reservation services provided by OpenTable on Booking.com’s website. The collaboration and integration between Booking.com and Rentalcars.com also enables a more effective offering of Rentalcars.com’s services to address the ground transportation needs of Booking.com’s customers while they are traveling.

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC. CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR § 200.83 BKNG - 005

Nature of the Production Process

The production process for services at each of the brands includes web and application development which is supported by backend networks to deliver our services to our consumers and travel service providers and restaurant partners. These internal platforms were designed to include open application protocol interfaces that can provide connectivity to vendors in the industries in which we operate. These include large global systems, such as accommodation, airline ticket and rental car reservation systems, as well as individual accommodation service providers and restaurants.

The salesforces within our brands are deployed to increase the available supply of hospitality service options and similar travel service providers generate opportunities for relationships across our brands. We share best practices and resources across brands and markets. For example, [****]. In addition, [****]. We have the ability to leverage travel service providers and platforms across brands because the production processes are largely interchangeable.

Type or Class of Customer

We provide a platform for travel service providers and restaurants (our customers) to reach consumers through our internet-based services. Our customers, the travel service providers and restaurants on one side and consumers on the other side, are similar across our brands. We promote our brands worldwide and share accommodation reservation availability, customer demand and access to customers across brands and markets. We share resources, best practices, access to travel service provider offerings and customers across our brands and collaborate for the benefit of consumers.

Methods used to Distribute Services

Each of our brands provides their services over the internet through web, mobile web and/or mobile (including tablet) applications. These services are accessed through data centers we have stationed across the world. Each data center provides network connectivity, networking infrastructure, uninterrupted power and 24-hour monitoring and engineering support typical of hosted data centers. Some of our data centers are shared across our brands [****].

Nature of the Regulatory Environment

Each of our brands is subject to similar regulatory risks typical of an international technology business (e.g., competition laws and regulations, consumer protection, privacy and cybersecurity and differing tax jurisdictions and regulations). None of our brands operate in a regulated industry and the nature and level of regulation faced by all brands are similar.

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC. CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR § 200.83 BKNG - 006

Similar Economic Characteristics

The aggregation criteria under ASC 280-10-50-11 further requires that the segments have similar economic characteristics. We note that ASC 280 does not define the term “similar” or provide guidance on the time horizon of historical and expected future periods to be evaluated. The Company considered the specific facts and circumstances and the past, present and projected future profitability measures of the operating segments to determine if the segments have similar economic characteristics. In addition to the measure of profitability used by our CODM, we have also considered a profitability measure (“take rate”) used in our industry (described more fully below). We have also considered the competitive, operating and financial risks related to each segment in determining whether they have similar economic characteristics. Each of our segments are exposed to similar risks, including declines or disruptions in the travel industry, intense competition, currency exchange rate fluctuation, the risks related to growth and global expansion, reliance on performance and brand marketing channels for traffic to the platforms, rapid technological and other market changes, cybersecurity breaches, changes in online search and meta-search algorithms, system failures, those related to the consumer adoption of mobile devices, tax liabilities and others, each of which is more fully described in the most recent periodic report filed with the SEC.

Adjusted EBITDA

Adjusted EBITDA is a profitability measure used by the CODM to assess the performance of the brands. [****].

Historically, there have been variations in the Adjusted EBITDA margins between brands. However, we do not believe that the differences in Adjusted EBITDA margins indicate dissimilarity in economic characteristic given the scale of the individual brands and revenue allocation arrangements from inter-company supply sharing relationships between the brands. Due to the nature of our business, all our brands have similar competitive, operating and financial risks. We intend to continue efforts to share resources, best practices, access to travel service provider offerings and customers across our brands.

Revenue as a percentage of Gross Bookings (“Take Rate”)

Gross bookings is an operating and statistical metric that captures the total dollar value, generally inclusive of taxes and fees, of all travel services booked by our customers, net of cancellations. As a supporting metric, the ratio of the revenue (recorded on a net basis) that we earn on bookings as a percentage of gross bookings, also referred to as “take-rate”, is a profitability measure used in our industry. [****]. The take-rates demonstrate that our core online travel company brands have exhibited similar long-term financial performance. [****]. KAYAK and OpenTable do not have gross bookings and Rentalcars.com does not provide accommodation reservation services. However, the revenues and Adjusted EBITDA of KAYAK,

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC. CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR § 200.83 BKNG - 007

OpenTable and Rentalcars.com are not material to the consolidated total revenues or Adjusted EBITDA of Booking Holdings.

Conclusion

Our operating segments can be aggregated into one reportable segment as aggregation is consistent with the objectives and principles of ASC 280, they have similar economic characteristics, and are similar in all of the five qualitative characteristics pursuant to ASC 280-10-50-11.

Booking.com contributes a substantial portion of our revenues and profitability. The other operating segments have a limited impact on the results and trends of the Company. [****]. We believe that disaggregated information related to the other brands would not add significantly to an investor’s understanding of our business and giving too much prominence to clearly immaterial information would likely detract from an understanding of the material drivers of our business.

Please call our Chief Accounting Officer, Sue D’Emic at (203) 299-8657 or me at (203) 299-8140 should you or your staff have any questions or require further information.

Very truly yours,
/s/ David I. Goulden
David I. Goulden
Executive Vice President and Chief Financial Officer

cc:	Robyn Manuel, Staff Accountant, Division of Corporation Finance, Office of Consumer Products
Melissa Naple, Deloitte & Touche, LLP

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC. CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR § 200.83 BKNG - 008

Appendix A
Booking Holdings Inc.
UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(In millions, except share and per share data)(1)

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA		Three Months Ended December 31,		Year Ended December 31,
		2018	2017	2018	2017
	Net income (loss)	$646	$(555)	$3,998	$2,341

(a)	Adjustment to loyalty program liability	—	—	(27)	—
(b)	Net travel transaction tax charge (benefit)	21	(12)	45	(12)
(c)	Litigation settlement	—	19	—	19
(d)	Depreciation and amortization	109	98	426	363
(d)	Interest income	(46)	(47)	(187)	(157)
(d)	Interest expense	66	71	269	254
(e)	Net unrealized losses on marketable equity securities	474	—	367	—
(f)	Loss on early extinguishment of debt	—	1	—	2
(d)	Income tax expense	(14)	1,497	837	2,058

	Adjusted EBITDA	$1,257	$1,071	$5,729	$4,867

(1) Amounts may not total due to rounding

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC. CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR § 200.83 BKNG - 009

Notes:
(a)	Favorable adjustment to OpenTable’s loyalty program liability related to changes introduced in the 1st quarter of 2018 to the program.
(b)
Adjustments related to prior period travel transaction taxes (including estimated interest and penalties, where applicable) of approximately $21 million for the three months ended December 31, 2018, and $51 million for the twelve months ended December 31, 2018, which are recorded in General and administrative expenses. Reversals of $6 million and $12 million were recorded in the twelve months ended December 31, 2018 and 2017, respectively, related to favorable judgments in unrelated tax proceedings, which are recorded in General and administrative expenses. Additionally, Interest income of approximately $2 million was recorded related to the favorable ruling for the twelve months ended December 31, 2018. These adjustments are excluded from Net income (loss) to calculate Non-GAAP Net income and Adjusted EBITDA.

(c)	Adjustment for patent litigation settlement expense which is recorded in General and administrative expenses and excluded from Net income (loss) to calculate Non-GAAP Net income and Adjusted EBITDA.
(d)	Amounts are excluded from Net income (loss) to calculate Adjusted EBITDA.
(e)	Net unrealized gains or losses on marketable equity securities are excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.
(f)
Non-cash interest expense related to the amortization of debt discount and loss on early extinguishment of debt are recorded in Interest expense and Foreign currency transactions and other, respectively. Non-cash interest expense is excluded from Net income (loss) to calculate Non-GAAP net income. Loss on early extinguishment of debt is excluded from Net income to calculate Non-GAAP Net income and Adjusted EBITDA.

CONFIDENTIAL TREATMENT REQUESTED BY BOOKING HOLDINGS INC. CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR § 200.83 BKNG - 0010